  Exhibit 99.12

FORM 51-102F3

Material Change Report

Item 1.
Reporting Issuer

Eastmain Resources Inc. (the “Company” or “Eastmain”)
82 Richmond Street East, Suite 201
Toronto, Ontario M5C 1P1

Item 2.
Date of Material Change

July 29, 2020.

Item 3.
Press Release

On July 29, 2020, a joint news release of the Company and Auryn Resources Inc. (“Auryn”) in respect of the material change was disseminated through Business Wire. The news release was subsequently filed on SEDAR on July 29, 2020.

Item 4.
Summary of Material Change

On July 29, 2020, the Company and Auryn jointly announced the signing of a definitive agreement (the “Arrangement Agreement”) among the Company, Auryn, 1258618 B.C. Ltd. (“SpinCo Sombrero”) and 1258620 B.C. Ltd (“SpinCo Curibaya” and, together with SpinCo Sombrero, the “SpinCos”), pursuant to which Auryn will acquire all of the issued and outstanding common shares of the Company (the “Eastmain Shares”), immediately following a spin out of its Peruvian projects to Auryn shareholders and subject to completion of a concurrent subscription receipts financing of at least $15 million (collectively, the “Transaction”). Upon completion of the Transaction, Auryn will continue its Canadian operations under the name Fury Gold Mines Limited (“Fury Gold”) and the two independent SpinCos, each of which will be a reporting company, and which will respectively hold Auryn’s Peruvian projects.

Item 5.
Full Description of Material Change

On July 29, 2020, the Company and Auryn jointly announced the signing of the Arrangement Agreement among the Company, Auryn, 1258618 B.C. Ltd. and 1258620 B.C. Ltd pursuant to which Auryn will acquire all of the issued and outstanding common shares of the Company, immediately following a spin out of its Peruvian projects to Auryn shareholders and subject to completion of a concurrent subscription receipts financing of at least $15 million. Upon completion of the Transaction, Auryn will continue its Canadian operations under the name Fury Gold Mines Limited and the two independent SpinCos, each of which will be a reporting company, and which will respectively hold Auryn’s Peruvian projects.

Transaction Terms

The Transaction will be effected by way of two court-approved plans of arrangement (collectively, the “Arrangements”), one involving Auryn under the Business Corporations Act (British Columbia) and one by Eastmain under the Business Corporations Act (Ontario). It is anticipated that a special meeting of the securityholders of Eastmain and an annual and special meeting of the securityholders of Auryn will be held in October, 2020. The Transaction is expected to be completed in October, 2020 and has an outside date deadline of November 30, 2020.

Auryn will spin out its Peruvian projects to Auryn shareholders via two recently formed British Columbia companies. Auryn shareholders, as of the effective date of the Transaction, will receive one full share of each of the SpinCos for each Auryn share held as of the closing date of the Transaction. The SpinCos will be reporting issuers in Canada and will rely on an exemption from registration in the United States under section 12g3-2(b) of the 1934 Exchange Act for Canadian reporting issuers who make their Canadian filings available in the U.S. Stock exchange listings will not be immediately sought for either SpinCo, however, the SpinCos are likely to seek stock exchange listings once they achieve certain milestones.

Concurrent with the spin-out of the Peruvian projects, Auryn will consolidate its shares by approximately 10:7 (the “Consolidation Ratio”) such that approximately 110 million Fury Gold shares will be outstanding after the Transaction (pre-financing), of which 69% will be owned by former Auryn shareholders and 31% will be owned by former Eastmain shareholders. Any options or warrants exercised prior to the closing of the Transaction will not alter the 69%-31% ownership split of Fury Gold.

Eastmain shareholders as of the closing date of the Transaction will be entitled to receive approximately 0.117 of a Fury Gold share (approximately 0.165 of an Auryn share pre-consolidation) for each Eastmain Share (the “Exchange Ratio”). After adjustment for the assumed value of the SpinCos shares based on an independent valuation report received by Auryn, the $121 million offer represents approximately $0.42 per Eastmain Share, representing a premium of 137% to the closing market price of the Eastmain Shares on July 29, 2020, and a premium of 123% based on the 20 day volume weighted average price of the Eastmain Shares.

Holders of Eastmain options will receive replacement options of Fury Gold and Eastmain’s outstanding warrants will be adjusted, each of which will be adjusted so that on exercise, holders will receive shares of Fury Gold adjusted to reflect the Exchange Ratio, at an exercise price also adjusted to reflect the Exchange Ratio. Holders of options of Auryn will receive replacement options which will be adjusted based on the Consolidation Ratio as to the number of shares and exercise price. The exercise price of these options may be subject to further adjustment to take into account the effects of the distribution of the SpinCo shares, after closing of the Transaction in accordance with the policies of the TSX. The warrantholders of Auryn will receive warrants of Fury Gold that entitle the holder to acquire shares of Fury Gold and the two SpinCos as if exercised prior to completion of the Transaction.

The Transaction is subject to a number of customary closing conditions, including approval by a special majority (66 2/3%) of securityholders of both companies and the completion of a private placement of Auryn subscription receipts raising a minimum of $15 million (the “Financing”), as well as approval of the Arrangements under British Columbia and Ontario law and approval of the TSX and NYSE American. Securities issued under Transaction and the securities issued upon conversion of the subscription receipts issued under the Financing will not be subject to hold periods in Canada as a consequence of being issued in connection with the Arrangements. The securities issued in the Financing will be offered and sold pursuant to prospectus and registration exemption and will only be offered where, and to whom, permitted by applicable law.

Pursuant to the Arrangement Agreement, each company is subject to customary non-solicitation covenants. In the event a superior proposal is made to a company, the other has the right to match such proposal. Under certain circumstances where the Transaction is not completed because of a third-party superior proposal received by Eastmain or Auryn, the party accepting the superior proposal has agreed to pay a termination fee of 3.75% based on the defined value of the superior proposal.

Officers and directors of each of Auryn and Eastmain, collectively holding 17,097,116 Auryn securities and 16,962,821 Eastmain securities, have entered into voting and support agreements with Eastmain and Auryn, respectively, under which they have agreed to vote in favour of the resolutions approving the Transaction. In addition, shareholders of Eastmain collectively holding 20,635,398 Eastmain securities have entered into agreements with Auryn agreeing to vote the Eastmain securities they hold as of the record date in support of the resolutions approving the Transaction.

None of the securities to be issued pursuant to the Arrangements, including the Financing, have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangements are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

Board of Directors’ Recommendations

Each of the boards of directors of Auryn and Eastmain, following consultation with their financial and legal advisors and based upon the recommendation of their respective special committees (each a “Special Committee”) formed to consider the Transaction, have unanimously approved the Transaction. Both boards of directors recommend that their respective securityholders vote in favour of the resolutions to approve the Transaction.

Stifel Nicolaus Canada Inc. has provided a verbal fairness opinion to the board of directors and the Special Committee of Auryn stating that, as of July 29, 2020 and, based upon and subject to the assumption, limitations, and qualifications stated in such opinion, that the transaction contemplated by the Arrangement is fair, from a financial point of view, to Auryn shareholders. The Board of Directors of Auryn also received a preliminary valuation in respect of the value of Auryn’s Peruvian assets. Each of the valuation and the fairness opinion will be included in the information circular to be provided to Auryn securityholders in connection with the approval of the Transaction.

Maxit Capital LP has provided a fairness opinion to the board of directors and the Special Committee of Eastmain that, as of July 29, 2020 and, based upon and subject to the assumptions, limitations, and qualification stated in such opinion, that the consideration offered under the Arrangement is fair, from a financial point of view, to Eastmain shareholders.

Item 6.
Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.
Omitted Information

No information has been omitted.

Item 8.
Executive Officer

Blair Schultz, Chief Executive Officer
416 642-1807

Item 9.
Date of Report

August 10, 2020

Forward Looking Information and Additional Cautionary Language

This material change report includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including statements with respect to the Transaction, including the benefits of the Transaction, the creation of Fury Gold and its board of directors and advisory board, the terms and completion of the Financing, Fury Gold’s exploration and development plans, the application to list Fury Gold on the TSX and NYSE American, the anticipated meeting dates and mailing of the information circulars in respect of the meetings, timing for completion of the Transaction and receiving the required regulatory and court approvals, and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Auryn and Eastmain to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in (i) Auryn’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. and (ii) Eastmain’s Annual Information Form and MD&A for the year ended October 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com.